UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Novembr, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

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Great Panther Resources Ltd.
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Phone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR
SEC 20-F Statement Filed
Standard & Poor's Listed

November 2, 2005	For Immediate Release

NEWS RELEASE

GREAT PANTHER STARTS COMMISSIONING OF PLANT AT TOPIA

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that on Monday, October 31, 2005 the Company began the commissioning of the processing plant at its Topia Silver-Lead-Zinc Mine in Durango, Mexico. The 200 tonne per day plant has been undergoing extensive refurbishing for the past 2 months as Great Panther prepares to place the mine back into production. Mining has already commenced and silver-lead-zinc mineralization is being stockpiled for processing.

The commissioning of the crushing and flotation facilities involves systematic testing of all components of the circuit from both a mechanical and metallurgical standpoint. This process is anticipated to take about 2 weeks to complete and will allow the Company to optimize the efficiency of the plant and maximize recoveries of silver, gold, lead and zinc in the concentrates.

Initially, lower grade mineralization from old mine dumps is being used for the testing procedure, to be followed by an industrial scale test on the re-processing of old tailings material. Once these tests are complete, and depending upon the outcome, the Company will decide whether to continue processing the tailings or switch to the processing of primary mine material.

In anticipation of the start-up of the plant, high grade silver-lead-zinc mineralization from small mines in the district is also being stockpiled on site. This material will be custom milled and will provide additional feed for the plant while the Company rehabilitates the 1522 and Argentina Mines from which it is anticipated that most of Topia's short to mid term production will be derived.

Aspects of the project relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

_______________________________________________
Kaare G. Foy
Chief Financial Officer and Chairman

Date: November 4, 2005